Exhibit 99.1

VIA optronics AG Announces Production Readiness of German Facility Dedicated to US Electric Vehicle Manufacturer

Nuremberg, Germany: September 22, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced that its production facility in Germany is successfully ramping up mass production.

The facility has the capacity to produce approximately 10,000 units of large high-end 3D shaped cold-form car dashboard assemblies per month and can include cluster and/or interactive center information displays.

The new facility adds 1,500 square meters to VIAs existing manufacturing facilities, with significant potential for further expansion. The new facility is already fully dedicated to production for a high-end US electric vehicle manufacturer and brings the total production volume in Nuremberg up to 60,000 units per month, depending on the product and customer mix.

“With this step we have expanded our production capability for automotive dashboard display assemblies up to the width of the whole vehicle cockpit, thus enhancing our ability to produce units for innovative car models especially electric vehicles,” said Mr. Jürgen Eichner, VIA’s Chief Executive Officer.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management’s compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS’s business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Investor Relations for VIA optronics:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

+1-212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

+1-212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302